UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2026

Commission File Number: 001-39557

Core AI Holdings, Inc.

(Translation of registrant’s name into English)

25 SE 2nd Ave. Ste 550 Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

At the Market Issuance Program

On August 11, 2026, Core AI Holdings, Inc., a British Columbia, corporation (the “Company”), entered into a Market Issuance Sales Agreement (the “Sales Agreement”) with D. Boral Capital LLC (“D. Boral”), to sell common shares, no par value (the “Common Shares”), for an aggregate offering price of up to $3,539,021 (the “Shares”) from time to time, through an “at the market offering” (the “ATM Offering”) program under which D. Boral will act as a sales agent or principal.

On August 11, 2026, the Company filed a prospectus supplement (the “Prospectus Supplement”) with the Securities and Exchange Commission (the “SEC”) relating to the Company’s shelf registration statement on Form F-3 (File No. 333-291487), originally filed with the SEC on November 13, 2025, and declared effective by the SEC on November 21, 2025, under which the Company may offer and sell Common Shares having an aggregate offering price of up to $3,539,021 through D. Boral pursuant to the Sales Agreement.

Sales of the Shares under the Sales Agreement may be made by any method that is deemed to be an “at the market” offering as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (“Securities Act”), or by any other method permitted by law. D. Boral will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices. The compensation payable to D. Boral for sales of Shares pursuant to the Sales Agreement will be 2.0% of the gross proceeds for any Common Shares sold to or through D. Boral. In addition, the Company has agreed to reimburse D. Boral for certain specified expenses it incurs in the performance of its obligations. The Sales Agreement may be terminated by the Company or D. Boral in accordance with the terms therein. The Company made certain customary representations, warranties and covenants concerning the Company and the Shares in the Sales Agreement and agreed to indemnify D. Boral against certain liabilities, including liabilities under the Securities Act.

The description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

The legal opinion of the Company’s Canadian legal counsel DuMoulin Black LLP relating to the Shares is being filed as Exhibit 5.1 to this Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of DuMoulin Black LLP
10.1	Market Issuance Sales Agreement, dated August 11, 2026, by and between Core AI Holdings, Inc. and D. Boral Capital LLC
23.1	Consent of DuMoulin Black LLP (set forth in Exhibit 5.1)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2026	CORE AI HOLDINGS, INC.

	By:	/s/ Aitan Zacharin
Aitan Zacharin, Chief Executive Officer

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